Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces completion of sale of Zephyr Insurance Company, Inc.

     TORONTO, Oct. 30 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial
Services Inc. ("Kingsway" and "Company") today announced the closing of the previously announced sale of Zephyr Insurance Company, Inc. ("Zephyr") to
Zephyr Acquisition Company ("ZAC"), an acquisition vehicle of Ocean Harbor
Holding Inc. and MP Holdings LLC, a Hawaiian-based investor group, for initial gross proceeds of $31.5 million U.S., plus a contingent, deferred earn-out amount.
     Zephyr is a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes. For the first six months of 2009, Zephyr had gross premiums written of approximately US$36 million, or 7% of the premiums of the Kingsway group of companies, and produced an underwriting profit.
     Piper Jaffray & Co. acted as the exclusive financial advisor and Cassels
Brock & Blackwell LLP acted as legal counsel to Kingsway.
     de Jonge LLC and FL Advisors, LLC acted as the financial advisors and
Joseph Jacobs, George Matlock and Sullivan & Worcester LLP acted as legal counsel to ZAC.

     About the Company

     Kingsway focuses on non-standard automobile insurance in North America.
Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 10:19e 30-OCT-09